FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Reports Unaudited

Financial Results for Fiscal Year 2014 Third Quarter Ended on March 31, 2014

BEIJING, May 14, 2014 /PRNewswire/—Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for the fiscal year 2014 third quarter ended on March 31, 2014 (see attached tables).

Q3 Financial Highlights

•	Quarterly revenue of $95.8 million, representing an increase of 58.8%, compared to $60.4 million year over year, and a decrease of 37.5% compared to $153.4 million quarter over quarter.

•	Non-GAAP gross margin at 36.2%, representing a decrease of 7.6% compared to 43.8% year over year, and a 3.9% increase compared to 32.3% quarter over quarter.

•	Non-GAAP net income attributable to Hollysys of $15.1 million, representing a 29.1% increase compared to $11.7 million year over year, and a 41.7% decrease compared to $25.9 million quarter over quarter.

•	Non-GAAP Diluted EPS at $0.26 reported for the quarter, as compared to $0.21 year over year, and $0.45 quarter over quarter.

•	Backlog of $602.9 million as of March 31, 2014, representing a 61.2% increase compared to $374.0 million year over year, and 19.8% increase compared to $503.3 million quarter over quarter.

•	Quarterly DSO of 248 days, as compared to 250 days year over year, and 156 days quarter over quarter.

•	Inventory turnover days of 45 days for the current quarter compared to 78 days year over year, and 27 days quarter over quarter.

•	The total amount of cash and cash equivalents and time deposits with original maturities over three months were $150.5 million as of the current quarter end.

The management of Hollysys stated: "We are very pleased to report a solid financial and operational result for the third quarter of this fiscal year, here I would like to discuss some key events during this quarter:

Hollysys Automation Technologies, Ltd May 14, 2014	Page 2

"During this quarter, we continuously insisted on executing our strategies to vertically penetrate in the high-end industrial automation market while improving our market share in mid to low end markets. We achieved several high-end projects wins in chemical, thermal and enlarge our market share in food beverage and new energy industries. We were also focusing on building strong after-sale department and set long term goals on improving after-sale services. Our solution in reducing waste material emission and environment protection proved to be successful. The past few months have been very exciting for Hollysys. A series of strict testing and on-site engineering application indicates that our new generation K series DCS products meet the requirements for large and complicated projects including power, chemical, etc. Our products will significantly improve our market competitive advantages and effectiveness of project as well as improve our client recognition. For the past few months, our HOLLiAS-N DCS product has been successfully operating in the Yangjiang Nuclear Power Plant, proving that our quality assurance system and products are completely qualified for the high standard of nuclear usage. With China accelerates its nuclear power plants construction in the future, we believe we will benefit more financially as well as in reputation in the long run. Going forward, we believe that we will increase our overall market share in the industrial automation, nurture and quickly take commanding height in our new businesses leveraging our advanced technologies, experienced professionals, profound industry expertise, and customization and innovation capability.

"In rail transportation, during this quarter, we feel excited about the significant high-speed rail ATP contract wins for high-speed trains in 200-250km/h and 300-350km/h, total valued at RMB 687 million (approximately USD 110 million). Besides, our strong R&D capability, extraordinary project management and high-quality and reliable products had ensured our wins on a few recently operated high-speed rail lines, including Xiamen-Shenzhen line, Xi'an-Baoji line, Chongqing-Lichuan line and Wuhan-Xianning line. Those high-speed rail lines are all equipped with our high-speed rail signaling system. We will continue todeliver quality works and work closely with railway authorities in the future. With China's increased rail construction and equipment procurement budget for this year, and exciting prospect envisioned, Hollysys, as a well-recognized rail signaling system provider with strong R&D capability, solid execution and reliable products, will continue to penetrate China's vast railway construction market and achieve significant results.

"For the overseas industrial automation and rail transportation expansion, we are sending qualified and experienced engineers from China to overseas, and recruiting local engineers to expand our overseas team. With our proprietary technology and products, industry expertise and strong competitive advantages, together with our expanded local channels through Bond and Concord, we will continue to make exciting achievements in the international market in both industrial and rail transportation fields, and creating value for our shareholders."

The Third Quarter Ended March 31 2014 Unaudited Financial Results Summary

To facilitate a clear understanding of Hollysys’ operational results, a summary of unaudited non-GAAP financial results is shown as below:

Hollysys Automation Technologies, Ltd May 14, 2014	Page 3

In USD thousands, except share numbers and EPS

	Three months ended			Nine months ended
	March 31, 2014	March 31, 2013	% Change	March 31, 2014	March 31, 2013	% Change

Revenues	$95,842	60,351	58.8%	$362,481	235,623	53.8%
Integrated contract revenue	$90,097	56,446	59.6%	$343,940	220,480	56.0%
Products sales	$5,746	3,905	47.1%	$18,541	15,143	22.4%
Cost of revenues	$61,193	33,908	80.5%	$236,821	150,904	56.9%
Gross profit	$34,649	26,442	31.0%	$125,660	84,719	48.3%
Total operating expenses	$15,998	15,484	3.3%	$54,402	44,270	22.9%
Selling	$5,972	5,345	11.7%	$22,025	20,024	10.0%
General and administrative	$7,356	6,364	15.6%	$24,454	16,340	49.7%
Research and development	$7,855	7,361	6.7%	$28,043	23,370	20.0%
VAT refunds and government subsidies	$(5,186)	(3,586)	44.6%	$(20,120)	(15,463)	30.1%
Income from operations	$18,651	10,958	70.2%	$71,258	40,449	76.2%
Other income, net	$(529)	277	(291.0)%	$806	774	4.2%
Foreign exchange gain (loss)	$156	(225)	(169.3)%	$1,074	2,215	(51.5)%
Share of net losses of equity investees	$(298)	(807)	(63.1)%	$(1,777)	(518)	242.9%
Dividend income from cost investees	-	-	-	-	830	(100.0)%
Interest income	$821	684	20.0%	$2,347	2,416	(2.9)%
Interest expenses	$(206)	(324)	(36.5)%	$(756)	(1,561)	(51.6)%
Income tax expenses (credit)	$2,856	(1,245)	(329.4)%	$10,280	3,356	206.3%
Non-GAAP net income attributable to non-controlling interest	$617	107	477.2%	$1,257	200	529.5%
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$15,122	11,701	29.2%	$61,416	41,049	49.6%
Basic Non-GAAP EPS	$0.26	0.21	23.8%	$1.06	0.73	45.2%
Diluted Non-GAAP EPS	$0.26	0.21	23.8%	$1.05	0.73	43.8%

Share based compensation expenses	$489	517	(5.5)%	$2,116	1,570	34.7%
Amortization of acquired intangibles	$926	-	-	$4,003	-	-
Acquisition-related incentive share contingent consideration fair value adjustments	3,501	-	-	6,206	-	-
Acquisition-related cash contingent consideration fair value adjustments	$196	-	-	$733	-	-
Net income attributable to Hollysys Automation Technologies Ltd.(GAAP)	$10,011	11,184	(10.5)%	$48,358	39,478	22.5%
Basic GAAP EPS	$0.17	0.20	(15.0)%	$0.84	0.70	20.0%
Diluted GAAP EPS	$0.17	0.20	(15.0)%	$0.83	0.70	18.6%

Basic weighted average common shares outstanding	58,259,337	56,068,084	3.9%	57,820,122	56,022,512	3.2%
Diluted weighted average common shares outstanding	58,862,467	56,468,567	4.2%	58,322,944	56,086,042	4.0%

Operational Results Analysis for the quarter ended March 31, 2014

For the quarter ended March 31, 2014, total revenue increased by 58.8% to $95.8 million from $60.4 million compared to the same period from the prior year. Of the total revenue, revenue from integrated contracts increased by 59.6% to $90.1million, as compared to $56.4 million for the same period of the prior year; revenue from products sales increased by 47.1% to $5.7 million, as compared to $3.9 million for the same period of the prior year. The Company’s total revenue broken down by segment was shown as below:

Hollysys Automation Technologies, Ltd May 14, 2014	Page 4

	Three months ended Mar 31,				Nine months ended Mar 31,
	2014		2013		2014		2013
	$	% to Total Revenue	$	% to Total Revenue	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	39.6	41.3%	38.5	63.9%	162.9	44.9%	152.6	64.8%
Rail Transportation	26.0	27.2%	17.5	28.9%	117.7	32.5%	53.8	22.9%
M&E Solution	23.7	24.6%	-	-	74.4	20.5%	13.0	5.4%
Miscellaneous	6.5	6.8%	4.3	7.2%	7.4	2.1%	16.2	6.9%
Total	95.8	100.0%	60.4	100.0%	362.5	100.0%	235.6	100.0%

As a percentage of total revenues, overall gross margin excluding non-cash amortization of acquired intangibles was 36.2% for the three months ended March 31, 2014, as compared to 43.8% for the same period of the prior year. The gross margin for integrated contracts and product sales excluding non-cash amortization of acquired intangibles were 34.8% and 57.5% for the three months ended March 31, 2014, as compared to 42.5% and 62.1% for the same period of the prior year respectively. The gross margin fluctuation was mainly due to the different revenue mix with different margin. Including non-cash amortization of acquired intangibles, recorded on a GAAP basis, overall gross margin was 35.2% for the three months ended March 31, 2014, as compared to 43.8% for the same period of the prior year. The gross margin for integrated contracts and product sales including non-cash amortization of acquired intangibles, were 33.8% and 57.5% for the three months ended March 31, 2014, as compared to 42.6% and 62.1% for the same period of the prior year respectively.

For the quarter ended March 31, 2014, selling expenses were $6.0 million, as compared to $5.3 million for the same quarter of the prior year, representing an increase of $0.7 million or 11.7% year over year. As a percentage of total revenues, selling expenses were 6.2% and 8.9% for the three months ended March 31, 2014, and 2013, respectively.

General and administrative expenses, excluding non-cash share-based compensation expense, were $7.4 million for the quarter ended March 31, 2014, representing an increase of $1.0 million or 15.6%, compared to $6.4 million for the same period of the prior year. The increase was mainly due to an increase of $1.2 million contributed by the newly acquired company Bond. As a percentage of total revenues, G&A expenses were 7.7% and 10.5% for the quarter ended March 31st, 2014 and 2013, respectively. Including the non-cash share-based compensation expense, recorded on a GAAP basis, G&A expenses were $7.8 million and $6.9 million for the quarter ended March 31st, 2014 and 2013, respectively.

Research and development expenses were $7.9 million for the quarter ended March 31, 2014, as compared to $7.4 million for the same quarter of the prior year, representing a year over year increase of $0.5 million, or 6.7%. As a percentage of total revenues, R&D expenses were 8.2% and 12.2% for the quarter ended March 31, 2014 and 2013, respectively.

The VAT refunds and government subsidies amounted to $5.2 million for the quarter ended March 31, 2014, as compared to $3.6 million for the same period in the prior year.

Hollysys Automation Technologies, Ltd May 14, 2014	Page 5

The income tax expenses and effective tax rate were $2.9 million and 21.2% for the quarter ended March 31, 2014. Excluding the impact of non-GAAP adjustments on the Income before income taxes, the effective tax rate was 15.4% for the current quarter. For the same quarter in the prior year, the income tax credit was 1.2 million due to a refund Beijing Hollysys received as a result of being certified as a key software enterprise for the calendar year 2011 & 2012.

For the quarter ended March 31, 2014, the non-GAAP net income attributable to Hollysys excluding non-cash stock compensation expenses, amortization of acquired intangibles and acquisition-related consideration fair value adjustments was $15.1 million or $0.26 per diluted share based on 58.9 million shares outstanding. This represents an increase of $3.4 million, or 29.1%, over the $11.7 million or $0.21 per share based on 56.5 million shares outstanding, reported in the prior year same period. On a GAAP basis, net income attributable to Hollysys was $10.0 million or $0.17 per diluted share representing a decrease of $1.2 million or 10.5%, over the $11.2 million or $0.20 per diluted share reported in the prior year period.

Backlog Highlights

Hollysys’ backlog as of March 31, 2014 was $602.9 million, representing an increase of 19.8% compared to $505.3 million as of December 31, 2013, and an increase of 61.2% compared to $374.0 million as of March 31, 2013. The detail segment breakdown was shown as below:

			Quarter-over-Quarter Analysis			Year-over-Year Analysis
	2014-3-31		2013-12-31			2013-3-31
	$	% to Total Backlog	$	% to Total Backlog	% Change	$	% to Total Backlog	% Change
Industrial Automation	172.1	28.5%	149.4	29.7%	15.2%	146.3	39.1%	17.6%
Rail Transportation	278.3	46.2%	223.3	44.4%	24.6%	202.9	54.2%	37.1%
M&E Solution	152.4	25.3%	106.5	21.2%	43.2%	-	-	-
Miscellaneous	0.1	0.0%	24.1	4.8%	(99.6)%	24.8	6.6%	(99.6)%
Total	602.9	100.0%	503.3	100.0%	19.8%	374.0	100.0%	61.2%

Cash Flow Highlights

The net cash provided by operating activities was $3.1 million for the quarter ended March 31, 2014; including investing and financing activities, the total net cash outflows for this quarter was $10.9 million. During the quarter, there was $2.6 million net cash inflow from the proceeds of short-term bank loans and $1.6 million net cash inflow from the proceeds of long-term bank loans. There was a net cash outflow of $12.0 million used in time deposits placed with bank and a net cash outflow of $2.7 million as the result of repayment of long-term bank loans.

Balance Sheet Highlights

The total amount of cash and cash equivalents and time deposits with original maturities over three months were $150.5 million, $150.1 million, and $131.1 million as of March 31 2014, December 31, 2013 and June 30 2013, respectively. Of the total $150.5 million as of December 31, 2013, cash and cash equivalents were $124.2 million, and time deposits with original maturities over three months were $26.3 million.

Hollysys Automation Technologies, Ltd May 14, 2014	Page 6

For the quarter ended March 31, 2014, Days Sales Outstanding (“DSO”) was 248 days, as compared to 250 days year over year, and 156 days quarter over quarter. Inventory turnover days of 45 days for the current quarter compared to 78 days year over year, and 27 days quarter over quarter

Outlook for FY 2014

Hollysys management concluded, “In view of our strong backlog and future exciting growth momentum envisioned, we are reiterating our fiscal year 2014 revenue guidance of $500 million to $530 million and non-GAAP net income guidance of $84 million to $86 million. Going into the future, Hollysys will continue to leverage on its core growth pillar foundations of its proprietary technology, profound industry expertise and solution capabilities to increase its market share in respective high-growth end markets. Besides, Hollysys will continue to set up strategic alliance with industry leading organizations to penetrate into the new market and accelerate its growth pace, to create long-term value for our shareholders. ”

Conference Call

Management will discuss the current status of the Company’s operations during a conference call at 9:00 a.m. Beijing Time on May 15, 2014 / 9:00 p.m. U.S. Eastern Time on May 14, 2014. Interested parties may participate in the call by dialing the following numbers approximately 10 minutes before the call is scheduled to begin and ask to be connected to the Hollysys Automation Technologies conference call. The conference call identification number is 2533152.

4001-200-539 (Mainland China)
+1-855-298-3404 (United States)
800-905-927 (Hong Kong)
+852-5808-3202 (Hong Kong)
0800-015-9725 (United Kingdom)
+44(0)20 3078 7622 (United Kingdom)
800-616-3222 (Singapore)
+65 6823 2299 (Singapore)

In addition, a recorded replay of the conference call will be accessible within 24 hours via Hollysys’ website at: http://ir.hollysys.com/.

Hollysys Automation Technologies, Ltd May 14, 2014	Page 7

About Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,800 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 5,000 customers more than 20,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Surveillance Control and Data Acquisition), nuclear power plant automation and control system and other products.

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact Information:

Hollysys Automation Technologies, Ltd.

www.hollysys.com

Investor Relations

+8610-58981386

investors@hollysys.com

Hollysys Automation Technologies, Ltd May 14, 2014	Page 8

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In US Dollars except for per-share data)

	Three months ended March 31,		Nine months ended March 31,
	2014	2013	2014	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Integrated contract revenue	$90,096,587	$56,445,995	$343,939,861	220,479,657
Products sales	5,745,651	3,904,716	18,540,902	15,143,279
Total revenues	95,842,238	60,350,711	362,480,763	235,622,936

Cost of integrated contracts	59,676,218	32,429,992	234,250,522	145,470,976
Cost of products sold	2,442,915	1,478,315	6,573,666	5,432,623
Gross profit	33,723,105	26,442,404	121,656,575	84,719,337

Operating expenses
Selling	5,972,423	5,344,703	22,025,155	20,023,845
General and administrative	7,844,673	6,881,032	26,569,703	17,910,059
Research and development	7,855,149	7,361,126	28,042,859	23,369,833
VAT refunds and government subsidies	(5,185,543)	(3,585,679)	(20,120,034)	(15,463,226)
Total operating expenses	16,486,702	16,001,182	56,517,683	45,840,511

Income from operations	17,236,403	10,441,222	65,138,892	38,878,826

Other (losses) income , net	(4,030,258)	276,841	(5,400,067)	773,559
Foreign exchange gain (loss)	156,089	(225,287)	1,074,381	2,214,674
Share of net losses of equity investees	(297,799)	(806,570)	(1,777,287)	(518,307)
Dividend income from cost investees	-	-	-	830,196
Interest income	820,661	683,783	2,346,967	2,416,221
Interest expenses	(401,230)	(323,999)	(1,488,847)	(1,561,305)
Income before income taxes	13,483,866	10,045,990	59,894,039	43,033,864

Income taxes (credit) expenses	2,856,030	(1,245,065)	10,279,913	3,356,087
Net income	10,627,836	11,291,055	49,614,126	39,677,777

Net income attributable to non-controlling interest	617,193	106,922	1,256,550	199,616
Net income attributable to Hollysys Automation Technologies Ltd. stockholders	$10,010,643	$11,184,133	$48,357,576	39,478,161

Other comprehensive income, net of tax
Foreign currency translation adjustments, net of nil tax	(2,465,494)	872,847	459,156	760,090
Comprehensive income	8,162,342	12,163,902	50,073,282	40,437,867

Comprehensive income attributable to non-controlling interest	597,263	111,610	1,262,713	211,047
Comprehensive income attributable to Hollysys Automation Technologies Ltd. stockholders	$7,565,079	$12,052,292	$48,810,569	40,226,820

Net income per ordinary share:
Basic	0.17	0.20	0.84	0.70
Diluted	0.17	0.20	0.83	0.70

Weighted average ordinary shares used in income per share computation:
Basic	58,259,337	56,068,084	57,820,122	56,022,512
Diluted	58,862,467	56,468,567	58,332,944	56,086,042

Hollysys Automation Technologies, Ltd May 14, 2014	Page 9

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(In US Dollars)

	March 31,	December 31,
	2014	2013
	(Unaudited)	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$124,164,048	$135,085,593
Time deposits with original maturities over three months	26,338,774	15,035,316
Restricted cash	8,098,290	7,618,795
Accounts receivable, net of allowance for doubtful accounts of $23,924,623 and $23,745,875 as of March 31, 2014 and December 31, 2013, respectively	264,639,439	263,443,090
Costs and estimated earnings in excess of billings, net of allowance for doubtful accounts of $2,908,179 and $2,900,924 as of March 31, 2014 and December 31, 2013, respectively	164,191,999	165,498,207
Other receivables, net of allowance for doubtful accounts of $299,807 and $280,499 as of March 31, 2014 and December 31, 2013, respectively	11,431,211	9,800,695
Advances to suppliers	14,524,937	9,539,263
Amount due from related parties	22,090,314	22,150,884
Inventories, net	34,624,528	27,526,001
Prepaid expenses	827,315	902,317
Income tax recoverable	564,165	228,503
Deferred tax assets	5,844,864	6,375,846
Assets held for sale	2,797,980	2,777,865
Total current assets	680,137,864	665,982,375

Restricted cash	5,768,814	6,547,708
Prepaid expenses	329,979	417,532
Property, plant and equipment, net	82,553,765	83,926,203
Prepaid land leases	12,405,510	12,491,977
Acquired intangible assets, net	7,850,435	8,715,403
Investments in equity investees	16,108,375	16,590,675
Investments in cost investees	4,436,363	4,800,234
Goodwill	66,032,319	65,574,520
Deferred tax assets	1,787,607	744,481

Total assets	877,411,031	865,791,108

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	7,769,234	6,656,597
Current portion of long-term loans	11,449,333	10,607,340
Accounts payable	134,224,272	143,246,660
Construction cost payable	6,143,893	6,521,670
Deferred revenue	128,283,461	107,970,201
Accrued payroll and related expense	7,524,957	13,561,845
Income tax payable	7,921,609	9,771,145
Warranty liabilities	2,181,098	2,181,282
Other tax payables	21,989,008	25,908,451
Accrued liabilities	18,393,174	18,433,648
Amounts due to related parties	3,017,591	2,880,393
Deferred tax liabilities	284,969	236,054
Current portion of acquisition-related payment	43,097,879	26,284,773
Total current liabilities	392,280,478	374,260,059

Long-term bank loans	12,378,561	14,498,587
Deferred tax liabilities	2,632,878	2,826,399
Long-term warranty liabilities	2,454,820	2,076,652
Long-term acquisition-related payment	-	13,116,010
Total liabilities	409,746,737	406,777,707

Commitments and contingencies

Equity
Ordinary shares	57,555	57,555
Additional paid-in capital	172,895,267	172,406,716
Statutory reserves	23,288,812	23,293,011
Retained earnings	231,088,580	221,073,738
Accumulated other comprehensive income	37,324,660	39,770,224
Total Hollysys Automation Technologies Ltd. stockholder’s equity	464,654,874	456,601,244

Non-controlling interest	3,009,420	2,412,157
Total equity	467,664,294	459,013,401

Total liabilities and equity	$877,411,031	$865,791,108

Hollysys Automation Technologies, Ltd May 14, 2014	Page 10

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US Dollars)

	Three months ended March 31, 2014	Nine months ended March 31, 2014
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$10,627,836	$49,614,126
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	1,704,511	5,183,136
Amortization of prepaid land leases	70,429	172,282
Amortization of intangible assets	925,855	4,002,967
Allowance for doubtful accounts	699,769	5,029,832
Gain on disposal of property, plant and equipment	29,174	(1,577)
Impairment loss on investment in a cost investee	325,452	325,452
Share of net loss from equity investees	297,799	1,777,287
Share based compensation expenses	488,551	2,116,017
Deferred income tax expenses	(693,271)	(5,647,648)
Acquisition-related contingent consideration fair value adjustments	3,697,097	6,938,968
Changes in operating assets and liabilities:
Accounts receivable	(2,988,845)	(91,781,735)
Costs and estimated earnings in excess of billings	392,325	(20,365,649)
Inventories	(7,365,777)	(373,475)
Advances to suppliers	(5,053,941)	(5,894,687)
Other receivables	(1,705,224)	339,720
Deposits and other assets	439,549	(3,333,335)
Due from related parties	(67,596)	4,273,202
Accounts payable	(8,469,552)	22,705,824
Deferred revenue	20,833,793	60,927,763
Accruals and other payable	(5,314,854)	(2,318,145)
Due to related parties	154,219	927,725
Income tax payable	(2,176,385)	2,746,248
Other tax payables	(3,735,936)	(154,839)
Net cash provided by operating activities	3,114,978	37,209,459

Cash flows from investing activities:
Time deposits placed with banks	(12,020,996)	(16,880,280)
Purchases of property, plant and equipment	(1,517,765)	(6,670,891)
Proceeds from disposal of property, plant and equipment	6,623	16,932
Maturity of time deposits	680,622	11,487,992
Acquisition of a subsidiary, net of cash acquired	-	(5,510,000)
Investment of an equity investee	-	(3,905,424)
Investment of a cost investee	-	(1,030,720)
Dividends from equity investees	-	2,408,344
Net cash used in investing activities	(12,851,516)	(20,084,047)

Cash flows from financing activities:
Proceeds from short-term bank loans	2,552,071	6,398,613
Repayments of short-term bank loans	(1,489,149)	(6,988,483)
Proceeds from long-term bank loans	1,561,011	3,577,120
Repayments of long-term bank loans	(2,695,355)	(7,654,451)
Net cash used in financing activities	(71,422)	(4,667,201)

Effect of foreign exchange rate changes	(1,113,585)	(522,742)
Net (decrease) increase in cash and cash equivalents	$(10,921,545)	$11,935,469

Cash and cash equivalents, beginning of period	$135,085,593	$112,228,579
Cash and cash equivalents, end of period	124,164,048	124,164,048

Hollysys Automation Technologies, Ltd May 14, 2014	Page 11

Non-GAAP Measures

In evaluating our results, the non-GAAP measures of “Non-GAAP general and administrative expenses (hereafter “Non-GAAP G&A expenses”), “Non-GAAP cost of integrated contracts”, “Non-GAAP other income, net”, “Non-GAAP interest expenses”, “Non-GAAP net income attributable to Hollysys” and “Non-GAAP earnings per share” serve as additional indicators of our operating performance and not as a replacement for other measures in accordance with US GAAP. We believe these non-GAAP measures are useful to investors, as they exclude the 1) share-based compensation expenses, 2) amortization of acquired intangibles and 3) acquisition-related consideration adjustments. They will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders to have a better understanding of our operating results and growth prospects. In addition, given the business nature of Hollysys, it has been a common practice for investors and analysts to use such non-GAAP measures to evaluate the Company.

The following table provides a reconciliation of U.S. GAAP measures to the non-GAAP measures for the periods indicated:

	Three months ended		Nine months ended
	March 31,		March 31,
	2014	2013	2014	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cost of integrated contracts	$59,676,218	32,429,992	234,250,522	145,470,976
Less: amortization of acquired intangibles	925,856	-	4,002,967	-
Non-GAAP cost of integrated contracts	$58,750,362	32,429,992	230,247,555	145,470,976

General and administrative expenses	$7,844,673	$6,881,032	26,569,703	$17,910,059
Less: Share based compensation costs	488,551	516,858	2,116,017	1,570,403
Non-GAAP general and administrative expenses	$7,356,122	$6,364,174	24,453,686	$16,339,656

Other income (expense), net	$(4,030,258)	276,841	(5,400,067)	773,559
Add: acquisition-related incentive share contingent consideration fair value adjustments	3,501,487	-	6,206,320	-
Non-GAAP Other income , net	$(528,771)	276,841	806,253	773,559

Interest expenses	$(401,230)	(323,999)	(1,488,847)	(1,561,305)
Add: acquisition-related cash consideration adjustments	195,609	-	732,647	-
Non-GAAP Interest expenses	$(205,621)	$(323,999)	(756,200)	$(1,561,305)
Net income attributable to Hollysys Automation Technologies Ltd. stockholders	$10,010,643	$11,184,133	48,357,576	$39,478,161
Add:
Share based compensation expenses	488,551	516,858	2,116,017	1,570,403
Amortization of acquired intangible assets	925,856	-	4,002,967	-
Acquisition-related consideration adjustments	3,697,096	-	6,938,968	-
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd. stockholders	$15,122,146	$11,700,991	61,415,528	$41,048,564

Weighted average number of basic ordinary shares	58,259,337	56,068,084	57,604,683	56,068,084
Weighted average number of diluted ordinary shares	58,862,467	56,468,567	58,073,331	56,468,567
Non-GAAP basic earnings per share	$0.26	$0.21	1.07	$0.73
Non-GAAP diluted earnings per share	$0.26	$0.21	1.06	$0.73